

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2007

James A. Lawrence
Vice Chairman and Chief Financial Officer
General Mills, Inc.
P.O. Box 1113
Minneapolis, MN 55440

      Re: **General Mills, Inc.**
               Form 10-K for the Fiscal Year Ended May 28, 2006
               Filed July 27, 2006
               Form 10-K/A for the Fiscal Year Ended May 28, 2006
               Filed January 8, 2007
               File No. 1-1185

Dear Mr. Lawrence:

      We have completed our review of your 2006 Form 10-K, and related amendments, and do not, at this time, have any further comments.

                    Sincerely,

                    Jill Davis
                    Branch Chief